SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Biotechnology Announces Retirement of Director

Prana Biotechnology Announces Retirement of Director

MELBOURNE, Australia - July 2, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced that Professor Colin Masters has retired from the Prana Board with effect from July 2, 2007, following his appointment as Director of the Mental Health Research Institute (MHRI) in Melbourne, Australia.

Mr Geoffrey Kempler, Chairman and CEO of Prana said “Professor Masters has been a Director of Prana since December 1999 before the company first listed on ASX. He has made a tremendous contribution to Prana’s development and, fortunately, his opportunity to continue to contribute to Prana will be as great as ever, in his new position as Director of the prestigious MHRI.”

Prana has established a major research collaboration with the MHRI focused on developing therapeutics for a variety of unmet medical needs, based on Prana’s proprietary library of compounds, primarily targeting metal-protein interactions.

“We look forward to a long and productive ongoing relationship with Professor Masters, and continuing to benefit from his position as a global leader in Alzheimer’s disease and other neurodegenerative disorders” concluded Mr. Kempler.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Contacts:
Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9400	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  July 3, 2007